

April 24, 2024

Lucy Rutishauser
Chief Financial Officer
Sinclair Broadcast Group, LLC
10706 Beaver Dam Road
Hunt Valley , MD 21030

> **Re: Sinclair Broadcast Group, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-26076**

Dear Lucy Rutishauser:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements
11. Income Taxes, page F-86

1. We note that in 2022 you increased your valuation allowance by $56 million and then in 2023 you decreased it by $212 million. Both the increase and decrease in the valuation allowance were associated with the federal interest expense carryforwards under IRC Section 163(j). With a view towards expanded disclosure, please tell us specifically what occurred in relation to the federal interest expense carryforward under IRC Section 163(j) between 2022 and 2023 that caused the significant change in the valuation allowance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology